Exhibit 99.1

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars in thousands)

As of June 30, 2017
ASSETS:
Current assets:
Cash and cash equivalents	54,124
Accounts receivable, net	10,070
Prepaid concession fees	7,756
Other current assets	87,599
Amount due from related parties	844

Total current assets	160,393

Property and equipment, net	39,866
Prepaid equipment costs	16,591
Long-term investments	102,043
Long-term deposits	6,880
Acquired intangible assets, net	1,473
Other non-current assets	6,910

Total assets	334,156

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	51,693
Accrued expenses and other current liabilities	34,013
Deferred revenue	2,410
Income tax payable	14,270

Total current liabilities	102,386

Other non-current liabilities	429
Provision for earout commitment	24,118

Total liabilities	126,933

Equity
Ordinary shares	128
Additional paid-in capital	288,089
Treasury stock	(2,351)
Accumulated deficits	(68,268)
Accumulated other comprehensive income	5,504

Total AirMedia Group Inc.’s shareholders’ equity	223,102

Noncontrolling interests	(15,879)

Total equity	207,223

Total liabilities and equity	334,156

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

Six Months Ended
June 30, 2017
Revenues	11,045
Business tax and other sales tax	(355)

Net revenues	10,690
Cost of revenues	31,185

Gross profit	(20,495)
Operating expenses:
Selling and marketing *	6,532
General and administrative *	40,462

Total operating expenses	46,994

Loss from operations	(67,489)
Interest income, net	743
Other income, net	174

Loss from operations before income taxes	(66,572)
Income tax (expenses)/benefits	(406)

Net loss from operations before net income of equity method investments	(66,978)
Net (loss) income from operations of equity method investments	(310)

Net loss	(67,288)

Less: Net loss from operations attributable to noncontrolling interests	(14,862)

Net loss from operations attributable to AirMedia Group Inc.‘s shareholders	(52,426)

Net loss	(67,288)
Net loss attributable to AirMedia Group Inc.’s shareholders	(52,426)
Net loss attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.42)
Diluted	(0.42)
Net loss attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.83)
Diluted	(0.83)
Weighted average ordinary shares outstanding used in computing net loss from operations per ordinary share - basic	125,629,779
Weighted average ordinary shares outstanding used in computing net loss from operations per ordinary share - diluted	125,629,779
* Share-based compensation charges included are as follow:
Selling and marketing	—
General and administrative	279